Independent Review Panel Confirms Design Concept for Casino Project Tailings Management Facility

VANCOUVER, BC -- (Marketwired - August 16, 2016) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) and its wholly-owned subsidiary, Casino Mining Corp. ("CMC"), is pleased to announce that an Independent Engineering Review Panel (the "IERP") has confirmed the general design concept of the Casino Project tailings management facility ("TMF").

CMC initiated the independent engineering review process at the conceptual design stage to provide oversight and guidance throughout the life-cycle of this important facility and as a means to provide effective environmental risk management.

The IERP reviewed the current TMF design, assessed potential alternative storage technologies, and the alternate locations study for the Casino Project's TMF. The team of global experts confirmed that the design concept currently forming the basis of CMC's YESAB submission represents the best available technology for storing solid waste from the Casino Project. It also provided guidance and made recommendations to enhance the design of the TMF and to meet internationally accepted standards and good practices.

The IERP endorsed certain optimization concepts under consideration by CMC, and made specific recommendations with regards to placement of potentially acid generating material and minimizing stored water in the TMF. CMC is evaluating the recommendations from the IERP and will revise the TMF design in due course.

The IERP review is part of CMC's quality assurance program to ensure that both best available technology (BAT) and "international good practice" are incorporated into the site investigation and selection, design, construction, operation, and closure of the Casino TMF. An independent engineering review will be conducted at distinct phases of the project development, including: basic engineering, advanced engineering, capital construction, pre-operations, and at regular intervals during operations. Review and input to closure planning will also be provided. The IERP will have unimpeded access to all technical data necessary to enable them to assess the TMF on an ongoing basis for compliance of the design, construction and operation of this facility with internationally accepted standards and practices.

"Our Company views safety and protection of the environment as cornerstones of the Casino Project. Independent review of our TMF is an industry-leading undertaking on our part to ensure that Casino's TMF is constructed, operated and decommissioned in keeping with environmentally responsible development and industry accepted international practice. The team we have assembled includes some of the leading experts globally in their field and we are honoured that they have agreed to serve in this important role for the Casino Project," said Paul West-Sells, President and Chief Executive Officer.

The Independent Engineering Review Panel is currently comprised of three principal members and one advisor, with additional expertise to be called upon as needed. These world class experts are as follows:

Peter Lighthall, P.Eng. (Panel Member)

Peter Lighthall is an independent geotechnical consultant with over 40 years' of experience specializing in tailings dams, tailings impoundments, and mine waste and mine water management. Mr. Lighthall has worked throughout the world, including South America, Eastern and Western Europe, Russia and former Soviet Union states, China, the Middle East, Africa and Australia, as well as extensively within Canada and the United States. He has worked on development and implementation of leading edge technologies for tailings management, including thickened and paste tailings and filtered dry stack tailings. He is well experienced in tailings dam design in areas with high earthquake risk. Mr. Lighthall was educated at the University of British Columbia (BASc, Civil Engineering, 1971) and the University of London, Imperial College of Science and Technology (MSc., Civil Engineering Soil Mechanics, 1979). In recent years, he has focused on tailings dam and tailings management review and/or technical advisory roles on major mine developments and mine operations.

Jim Obermeyer, P.E. (Panel Member)

Jim Obermeyer has 42 years' experience in Civil and Geotechnical Engineering, managing and coordinating multidisciplinary projects. His technical focus has been on engineering, design, construction, operation, and closure of tailing dams, and on design and construction of water supply dams. He has worked in the United States and internationally on over 500 dam projects. He holds a Master of Science degree in Civil Engineering from Columbia University with a specialty in Geotechnical Engineering (1974). He is a Principal and Senior Vice President with global engineering firm MWH, now part of Stantec. Mr. Obermeyer also serves as MWH Energy and Industry's Global Practice Leader for Tailing Dams and Water Storage Dams. In this role, he provides technical review and quality assurance/quality control for tailing dam planning, design and construction projects for MWH's global mining sector. Mr. Obermeyer also serves on review boards for dams and other geotechnical projects for mining companies, other engineering companies and governmental entities responsible for dam design.

Luis Valenzuela, IICH (Panel Member)

Luis Valenzuela has more than 40 years of experience having been involved in large industrial, mining and infrastructure projects, mainly in Chile and Brazil. This experience includes feasibility studies, engineering design, and construction supervision. He has acted as the leading consultant and project reviewer in several major tailings dams in Chile including: Las Tortolas (Los Bronces mine, AngloAmerican); Pampa Pabellón (Collahuasi mine, AngloAmerican & Teck); Quillayes (Los Pelambres mine, Antofagasta Minerals); Candelaria (formerly Freeport McMoRan property); Ovejeria (Andina mine, CODELCO). He has participated in several independent review boards and steering committees for infrastructure and mining projects in Brazil, Colombia, Chile and the United States. Mr. Valenzuela obtained his B.Sc. in civil engineering at Universidad de Chile (1973) and his M.Sc. at the University of London, Imperial College of Science and Technology (1975).

Stephen Day, M.Sc., PGeo (Advisor)

Stephen Day is a Corporate Consultant in Geochemistry and SRK North America Practice Leader. He has 25 years of experience in development of conceptual waste management plans to address acid rock drainage and leaching of mine wastes. He has particular expertise in the selection of appropriate prediction methods for mine planning and modeling of leachate chemistry.

His project experience includes numerous new mine developments, operating mines and mine closures in western, northern and central Canada, arctic and temperate regions of the USA, southeast Asia and South America. For these projects, he has been involved in waste characterization, selection of control and prevention technologies, and predictions of drainage chemistry for input into water quality impact assessments and selection of water treatment approaches. His clients have included mining companies, utilities, professional associations, Canadian provincial and federal government departments, and US state departments.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier Copper-Gold mine in the Yukon Territory. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President & CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements tend to include words such as "will", "may", "could", "expects", "plans", "estimates", "intends", "anticipates", "believes", "targets", "forecasts", "schedules", "goals", "budgets", or similar terminology. Forward-looking statements herein include, but are not limited to, statements with respect to the Panel and its potential activities, and the Casino Project being Canada's premier copper-gold mine. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing, costs, and obtaining of permits and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; that the Company's other corporate activities will proceed as expected, and any additional financing needed will be available on reasonable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. These risks are set forth in Western's most recently filed Form 20-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

For more information, please contact:

Chris Donaldson
Manager, Corporate Development and Investor Relations
604.638.2520
cdonaldson@westerncopperandgold.com